Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

Michael Jacobi K-141.1.24
Nili Shah Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission Washington, DC 20549 USA May 30, 2005

RE:   Form 20-F; Filed February 1, 2005
          File No. 333-56040

Dear Ms. Shah,

Thank you for your prompt response to my May 13, 2005 letter to you. This letter is prepared to address the three additional comments related to Ciba Specialty Chemicals Holding Inc. (the “Company”) raised by you in your letter dated May 18, 2005. The comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) and our responses to each of the numbered questions in your May 18 letter are set forth below.

May 18 Letter

Item 5. Operating and Financial Review and Prospects

Comment 1: We note your response to our prior comment 1. The statement in Question 13 that free cash flows does not have a uniform definition is to denote that it is in fact a non-GAAP measure, meaning it does not have a uniform definition and registrants may not present the measure in the exact same way. Question 13 does not allow registrants to remove any item from cash flows from operating activities or eliminate the requirement stated in Item 10(e)(1)(ii)(A) of Regulation S-K to not exclude charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures, other than EBIT and EBITDA. As such, please confirm to us that you will discontinue the exclusion of restructuring payments or similar items from free cash flows in future filings, as the resulting measure is contrary to Item 10(e)(1)(ii)(A) of Regulation S-K.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com

Response to Comment 1:

Thank you for clarifying our apparent misunderstanding of Question 13. In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

The Company confirms that it will discontinue the exclusion of restructuring payments or similar items from free cash flows in future filings.

Comment 2: We note your response to prior comment 4. While we understand you are going to discontinue presenting your adjusted EBITDA measure with your December 31, 2006 20-F and that you have communicated earnings targets to your employees and investment community based on your adjusted EBITDA, you did not comment on the title of your adjusted EBITDA measure. Question 14 clearly states that if the measures are calculated differently than the description of EBITDA, that measure should not be titled EBITDA. As such, we continue to request that you re-title your measure to something other than EBITDA, such as Adjusted EBITDA.

Response to Comment 2:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

In its 2005 filings, the Company will re-title its measure to Adjusted EBITDA.

Item 15. Controls and Procedures

Comment 3: We note your response to prior comment 7; however, it is our position that both statements in Rules 13a-15(e) and 15(d)-15(e) encompass the entire definition of disclosure controls and procedures. The second sentence is not explanatory, but rather part of the full definition. As such, please confirm to us, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed by you in the reports you file and/or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures as of December 31, 2004. Please also confirm that you will comment on the full definition of disclosure controls and procedures’ effectiveness in future filings, as previously requested.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 2 of 3

Response to Comment 3:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

The Company confirms that its disclosure controls and procedures were also effective to ensure that information required to be disclosed by it in the reports it filed and/or submitted under the Exchange Act was accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures as of December 31, 2004. The Company also confirms that it will comment on the full definition of disclosure controls and procedures’ effectiveness in future filings.

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If we may be of further assistance, please do not hesitate to call me on +41 61 636 11 11.

Yours sincerely,

/s/ Michael Jacobi
Michael Jacobi
Chief Financial Officer

Copies to:

Ms. Tracey Houser
Mr. Nathan Cheney
United Stated Securities and Exchange Commission
Washington, DC 20549
USA

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 3 of 3